Exhibit 99.5

Transactions since the most recent filing of Schedule 13D*

Trade Date	Amount of Shares Sold	Weighted Average Price/Price Per Share ($)	Range of Price ($)
August 3, 2012	117,000	30.8226	30.15-32.28
August 6, 2012	83,000	31.0509	30.935-31.255
August 7, 2012	100,000	32.3961	32.09-32.53
September 4, 2012	50,000	31.5728	31.50-32.795
September 5, 2012	20,000	31.6381	31.50-31.75
September 6, 2012	80,000	31.8375	31.50-32.06
October 1, 2012	100,000	36.3514	36.19-36.49
October 2, 2012	50,000	35.5481	35.01-35.87

*	The sales were made pursuant to the Rule 10b5-1 stock plan. These shares were sold in multiple transactions on the open market. The Foundation undertakes to provide the Company, any security holder of the Company, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth herein.